

February 14, 2012

Larry Kopf
Chief Financial Officer
Full Throttle Indoor Kart Racing, Inc.
4950 S. Yosemite Street, F2 #339
Greenwood Village, CO 80111

> **Re:** **Full Throttle Indoor Kart Racing, Inc.**
> **Form 10-K for the year ended May 31, 2011**
> **Filed November 9, 2011**
> **File No. 333-167799**

Dear Mr. Kopf:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Opinion of Independent Registered Public Accounting Firm, page F-2

1. Please file an amended Form 10-K for the year ended May 31, 2011 that contains an opinion covering the financial statements presented. Specifically, the opinion covers the statements of operations, stockholders' equity (deficit) and cash flows for the years ended May 31, 2011 and 2010; however, the statements of operations, stockholders' equity (deficit) and cash flows presented are for the year ended May 31, 2011, the period from July 10, 2009 (inception) through May 31, 2010 and the period from July 10, 2009 (inception) through May 31, 2011.

Balance Sheet, page F-3

2. In view of the accounting report on page F-2, please tell us why the balance sheet as of the year ended May 31, 2011 is referred to as unaudited on the face of the statement, and why the balance sheet as of May 31, 2010 is described as "derived from audited financial statements." Revise or advise, as appropriate.

3. Please tell us why you refer to the 160,000 shares of common stock as "unaudited."

Statement of Changes in Shareholders' Equity, page F-5

4. Refer to the line item titled "Office use contributed by officers/directors. . ." Please tell us why you have included an unaudited item on the face of your statement of changes in shareholders' equity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief